FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2003

                        Commission File Number: 001-13240

                      Empresa Nacional de Electricidad S.A.

                      National Electricity Co of Chile Inc
                 (Translation of Registrant's Name into English)

                                 Santa Rosa 76,
                                 Santiago, Chile
                                  (562) 6309000
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                          Form 20-F X     Form 40-F ___

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                 Yes __     No X

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                 Yes __     No X

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby
                  furnishing the information to the Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                 Yes __     No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         EMPRESA NACIONAL DE ELECTRICIDAD S.A.

                                         BY:        /S/ HECTOR LOPEZ VILASECO



                                                  ______________________________
                                                      Hector Lopez Vilaseco

                                                         General Manager

Dated:  March 27, 2003

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   [LOGO]
   ENDESA
Grupo Enersis

For further information contact:

Jaime Montero                           Manuel Jose Irarrazaval. mjia@endesa.cl
Investor Relations Director             Giovano Suazo. gsuazo@endesa.cl
Endesa Chile                            Irene Aguilo. iaguilo@endesa.cl
(56-2) 634-2329
jmontero@endesa.cl

                 ENDESA-CHILE ANNOUNCES ITS BOARD'S APPROVAL OF
       THE SALE OF THE CANUTILLAR HYDROELECTRIC PLANT FOR US$ 174 MILLION

(Santiago, Chile, March 27th, 2003) Endesa-Chile (NYSE: EOC), announced that in an Ordinary Meeting held today, the Board of Directors of Endesa agreed to approve the offer to purchase the assets of the Canutillar plant for US$174 million made by Sociedad Hidroelectrica Guardia Vieja S.A., payable in cash at the time of the signing of the sale contract, under the private tender process for the sale of these generating assets for which Dresdner Kleinwort Wassertein is acting as Endesa-Chile's advisory bank. This Board decision is subject to the approval by Endesa-Chile's Extraordinary Shareholders' Meeting called for March 31, 2003 of the disposal of this plant, in accordance with clause 28 f) of the company's bylaws and its investment and financing policy.

The Board also agreed, subject to the above condition, to grant the corresponding powers for the signing of all the acts, contracts and agreements related to the disposal of all the goods, assets, rights and concessions involved in the sale of this plant.

The disposal of the Canutillar plant falls within the Financial Strengthening Plan approved by the Board on October 2002 which contemplates, among its main targets, the divestment of those assets advised at that time to the market. The proceeds of the sale will be used to reduce the company's debt.